EXHIBIT 99.1

Ultrapetrol Announces Expansion of PSV Fleet to 14 Vessels

Takes Delivery of Two PSVs and Exercises Option on One

NASSAU, Bahamas, Oct. 31, 2013 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business, and Ocean Business), announced today it has taken delivery on October 29th, 2013 of two new Platform Supply Vessels (PSVs) of the 4,500 Class type powered by diesel electric engines, DP2, FiFi1, directly from the building yard in China which have cost about $32.0 million each. The Company initially has funded the vessel purchases with its own cash. Ultrapetrol also exercised an option to purchase a sister vessel on identical terms and conditions. Following delivery of this additional vessel, which is expected in the fourth quarter, Ultrapetrol's PSV delivered fleet will increase to 14 vessels.

Felipe Menéndez, Ultrapetrol's President and Chief Executive Officer, said, "We are pleased to grow our PSV fleet. With the addition of these modern vessels, which are capable of supporting deep sea drilling in both the Brazilian and North Sea and other international markets, we have positioned the Company to both enhance its earnings potential in the near-term and further take advantage of the long-term favorable fundamentals in the offshore supply industry."

Ultrapetrol also announced that notice of cancellation of a Shipbuilding Contract with an Indian shipyard for Hull No. V-387 (UP Onyx) was served on the yard due to excessive delays in delivering the vessel. The appropriate repayment demands have been made under the refund guarantees issued by certain banks.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soy bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

CONTACT: The IGB Group
         Leon Berman
         212-477-8438
         lberman@igbir.com